Variable Annuity and Variable Life
Annual Report for Underlying Funds

AIM V.I. Financial Services Fund (Series I)
AIM V.I. Global Health Care Fund (Series I)
AIM V.I. Technology Fund (Series I)
American Century VP Income & Growth Fund (Class I)
American Century VP International Fund (Class I)
American Century VP Value Fund (Class I)
American Funds Insurance Series®
DWS Small Cap Index VIP (Class A)
Fidelity® VIP Contrafund® Portfolio
Fidelity® VIP Growth Portfolio (Service Class)
Fidelity® VIP High Income Portfolio (Initial Class)
Fidelity® VIP Index 500 Portfolio (Initial Class)
Fidelity® VIP Money Market Portfolio (Initial Class)
Fidelity® VIP Overseas Portfolio (Initial Class)
Franklin Templeton Variable Insurance Products Trust
Goldman Sachs Capital Growth Fund (Institutional)
Goldman Sachs Growth & Income Fund (Institutional)
Goldman Sachs Mid Cap Value Fund (Institutional)
Goldman Sachs Strategic International Equity Fund (Institutional)
Goldman Sachs Structured U.S Equity Fund (Institutional)
ING Global Real Estate Portfolio (Class S)
JanusAspenBalanced Portfolio (Institutional) (Service)
JanusAspenForty Portfolio (Institutional) (Service)
JanusAspenWorldwide Growth Portfolio (Institutional) (Service)
MFS® Growth Series (Initial Class)
MFS® Investors Trust Series (Initial Class)
MFS® New Discovery Series (Initial Class)
MFS® Research Series (Initial Class)

MML Series Investment Fund (report contains 6 funds)
MML Series Investment Fund (report contains 21 funds)
MML Series Investment Fund II (report contains MML Blend,
    MML Equity, MML Managed Bond and MML
    Money Market Funds)
MML Series Investment Fund II(report contains 6 funds)
Oppenheimer Balanced Fund/VA (Non-Service)
Oppenheimer Capital Appreciation Fund/VA (Non-Service)
Oppenheimer Core Bond Fund/VA (Non-Service)
Oppenheimer Global Securities Fund/VA (Non-Service)
Oppenheimer High Income Fund/VA (Non-Service)
Oppenheimer International Growth Fund/VA (Non-Service)
Oppenheimer Main Street Fund®/VA (Non-Service)
Oppenheimer Main Street Small Cap Fund®/VA (Non-Service)
Oppenheimer MidCap Fund/VA (Non-Service)
Oppenheimer Money Fund/VA (Non-Service)
Oppenheimer Strategic Bond Fund/VA (Non-Service)
Panorama Growth Portfolio (Non-Service)
Panorama Total Return Portfolio (Non-Service)
PIMCO VIT CommodityRealReturn™ Strategy Portfolio
    (Advisor Class)
T. Rowe Price Blue Chip Growth Portfolio
T. Rowe Price Equity Income Portfolio
T. Rowe Price Mid-Cap Growth Portfolio
T. Rowe Price NewAmericaGrowth Portfolio
T. Rowe Price Limited-Term Bond Portfolio

For the Year Ended December 31, 2008



We'll help you get there.℠



MassMutual
FINANCIAL GROUP®

February 27, 2009

For Our Valued Policy and Contract Owners:

Contained in this booklet are one or more annual report(s) for the year ended December 31, 2008, for funds that underlie your variable annuity contract or variable life insurance policy. You will receive an annual report for each fund in which you were invested on December 31, 2008. However, please note, you may not be invested in all of the funds contained in each booklet because booklets have been printed with certain combinations of funds in order to minimize the overall cost of printing and mailing these reports.

Important Note: You may receive several similar booklets in your mailbox. Each booklet contains different fund reports. Please see the list of funds on the front cover of each booklet to determine which fund reports are enclosed. For fund reports that include multiple share classes, refer to your product prospectus to identify the share class in which you have invested.

The MassMutual Financial Group companies value the opportunity to assist you in the pursuit of your financial goals. For more information about which funds contained in this booklet are available with your variable annuity contract or variable life insurance policy, please check your prospectus, or contact your financial professional. You may also contact our Customer Service Center by calling (800) 272-2216,* Monday through Friday, between 8 a.m. and 8 p.m. Eastern Time, or by visiting www.massmutual.com on the Internet.

*For Executive Group Life℠ (Strategic Group Variable Universal Life®) and for Corporate and Bank Owned Life Insurance (COLI/BOLI) insurance, call (800) 548-0073.

Variable annuity contracts and variable life insurance policies are issued by Massachusetts Mutual Life Insurance Company (MassMutual), C.M. Life Insurance Company, or MML Bay State Life Insurance Company, subsidiaries of MassMutual.

Massachusetts Mutual Life Insurance Company and affiliates • Springfield, MA 01111-0001 • (413) 788-8411

Massachusetts Mutual Life Insurance Company and affiliates
1295 State Street, Springfield, MA 01111-0001

Principal Underwriters:

MML Investors Services, Inc.

MML Distributors, LLC

Subsidiaries of

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, MA 01111-0001





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